

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2024

Mohanraj Ramasamy
Chief Executive Officer
SRIVARU Holding Limited
2nd Floor, Regatta Office Park, West Bay Road
P.O. Box 10655
Grand Cayman, KY1-1006
Cayman Islands

> **Re: SRIVARU Holding Limited**
> **Registration Statement on Form F-1**
> **Filed on February 6, 2024**
> **File No. 333-276879**

Dear Mohanraj Ramasamy:

    We have reviewed your amended registration statement and have the following comments.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2024 letter.

Registration Statement on Form F-1 filed on February 6, 2024

General

1.   We note your response to prior comment two and reissue our comment. In that regard, we note several references to "this proxy statement" and "Projections included in this proxy statement." We also note that you have not revised your disclosure to reflect the closing of the business combination and redemptions. For example, your risk factor on page 27 states "to the extent that there are significant redemptions by MOBV stockholders, there will be less capital available to SVH as a result of the Business Combination" which suggests that the redemptions have not yet occurred. Please update your disclosures accordingly.

Beneficial Ownership of Securities, page 90

2. We note your response to our prior comment 3 and reissue. Please update your beneficial ownership information on page 90. Specifically, we note references to beneficial ownership of officers of MOBV and references to officers of SVH "following the consummation of the business combination". Given that this business combination has already occurred, please revise to reflect the beneficial ownership of the current directors and executive officers of Srivaru Holding Limited as well as its 5% or greater beneficial owners. Refer to Item 7(A) of Form 20-F.

    Please contact Sarah Sidwell at 202-551-4733 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Manufacturing

cc: Rajiv Khanna